

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Frank Hogan
Senior Vice President, General Counsel and Secretary
SILGAN HOLDINGS INC
4 Landmark Square
Stamford, Connecticut 06901

> **Re: SILGAN HOLDINGS INC**
> **Registration Statement on Form S-4**
> **Filed May 26, 2020**
> **File No. 333-238687**

Dear Mr. Hogan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert J. Rawn